SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2008

Commission file number for securities registered
pursuant to Section 12 (b) of the Act: 0-32245

Commission file number for securities registered
pursuant to Section 12 (g) of the Act: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Alberto 366, Colonia Anahuac
11320 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

AMÉRICA MÓVIL’S FOURTH QUARTER OF 2007
FINANCIAL AND OPERATING REPORT

Mexico City, February 5, 2008 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the fourth quarter of 2007.

• We added 10 million subscribers in the quarter, bringing to 28.6 million our net subscriber additions for 2007, 6 million more than we had estimated at the beginning of last year.

• As of December we had 153.4 million wireless subscribers, including 50 million in Mexico. Together with 3.9 million fixed lines in Central America and the Caribbean, we had a total of 157.3 million lines.

• Of the year’s net additions 6.8 million were obtained in Mexico, 6.3 million in Brazil and 3.4 million in Argentina. Colombia, Central America and Peru each added in excess of 2 million subscribers, Peru being the operation that exhibited the fastest rate of subscriber growth among our operations. In the U.S. we gained 1.6 million clients and in the Caribbean 1.4 million.

• In the fourth quarter Brazil had its best quarter ever, having added 2.2 million subscribers, 31.5% more than in the same period of 2006. Mexico obtained 2.5 million, slightly above the previous year’s figure. Argentina and Colombia both gained just over a million subscribers.

• Our 2007 revenues, 312 billion pesos, were up 28.2% year-on-year, with service revenues increasing by 31.4% . Fourth quarter revenues came in at 85.2 billion pesos, driven by a 28.5% expansion of service revenues.

• EBITDA rose 41.6% from the previous year, to 127 billion pesos, of which 32.8 billion were obtained in the fourth quarter. The EBITDA margin stood at 40.7% for the year and was almost four percentage points higher than in 2006, with most of our operations registering higher margins. In the case of Brazil, Colombia and Argentina, margins improved by 12 to 14 percentage points in the year.

• We generated 86 billion pesos in operating profit, 21.3 billion in the fourth quarter. The year’s profit was up 40% annually.

• Our net profit totaled 58.6 billion pesos in 2007, exceeding the previous year’s by 31.9% . It resulted in earnings per share of 45 peso cents, 54.3% more than in 2006. In the fourth quarter our net profit was nearly 50% higher than a year before.

• Share buybacks and dividends amounted to 54.2 billion pesos, capital expenditures to 34.6 billion pesos and the purchase price of our Puerto Rican and Jamaican operation to 26 billion. These outlays, which added up to 114.8 billion pesos, were mostly funded by our own cash flow, as our net debt increased by only 22.6 billion pesos. At the end of the year our net debt was equivalent to 0.73 times EBITDA (last twelve months), slightly less than at the end of 2006.

América Móvil Fundamentals

Constant Mex$

	4Q07	4Q06	Var. %	Jan-Dec’07	Jan-Dec’06	Var. %

EPS (Mex$)*	0.45	0.30	53.4%	1.67	1.23	35.3%
Earning per ADR (US$)**	0.00	0.00	97.2%	0.01	0.00	72.8%
Net Income (millions of Mex$ )	15,860	10,614	49.4%	58,588	44,422	31.9%
EBITDA (millions of Mex$)	32,846	25,594	28.3%	126,772	89,525	41.6%
EBIT (millions of Mex$)	21,341	17,869	19.4%	85,953	61,377	40.0%

Shares Outstanding (billion)	34.99	35.91	-2.6%	35.15	36.06	-2.5%
ADRs Equivalent (billions)	741.00	974.00	-23.9%	741.00	974.00	-23.9%

* Net Income / Total Shares outstanding
** 20 shares per ADR

Relevant Events

In November, we paid an extraordinary dividend of $1.00 Mexican peso to each of the series “AA”, “A” and “L” shares representative of the capital stock of América Móvil. The dividend amounted to 34.3 billion Mexican pesos and was equivalent to 3.2 billion dollars.

In the same month, we completed the acquisition of 100% of the shares of capital stock of Oceanic Digital Jamaica Limited.

We started to introduce our new 3G services in several countries in Latin America. Our enhanced UMTS/HSDPA wireless networks enable our clients to have access to value added services at high-speed data transmission rates, including wireless broadband accesses. By year-end 2008 we will cover the main cities in Latin America.

In order to continue our 3G rollout in Brazil, we acquired 20 MHz of additional spectrum in five regions and 30 MHz in the other six regions. The aggregate amount to be paid for the use of this spectrum is 1.4 billion reais.

At the shareholders’ meeting held on February 1st, the company was authorized to increase by 15 billion pesos its share buyback program.

América Móvil's Subsidiaries & Affiliates as of December 2007

Country	Company	Business	Equity	Consolidation Method
			Participation

Subsidiaries
- Mexico	Telcel	wireless	100.0%	Global Consolidation Method
- Argentina	CTI Móvil	wireless	100.0%	Global Consolidation Method
- Brazil	Claro	wireless	100.0%	Global Consolidation Method
- Chile	Claro	wireless	100.0%	Global Consolidation Method
- Colombia	Comcel	wireless	99.3%	Global Consolidation Method
- Dominicana	Claro	wireless, wireline	100.0%	Global Consolidation Method
- Ecuador	Conecel	wireless	100.0%	Global Consolidation Method
- El Salvador	Claro	wireless, wireline	95.8%	Global Consolidation Method
- Guatemala	Claro	wireless, wireline	99.1%	Global Consolidation Method
- Jamaica	Claro	wireless	100.0%	Global Consolidation Method
- Honduras	Claro	wireless	100.0%	Global Consolidation Method
- Nicaragua	Claro	wireless, wireline	99.3%	Global Consolidation Method
- Paraguay	CTI Móvil	wireless	100.0%	Global Consolidation Method
- Peru	Claro	wireless	100.0%	Global Consolidation Method
- Puerto Rico	Claro	wireless, wireline	100.0%	Global Consolidation Method
- Uruguay	CTI Móvil	wireless	100.0%	Global Consolidation Method
- USA	Tracfone	wireless	98.2%	Global Consolidation Method
Affiliate
- Mexico	Televista	other	45.00%	Equity Method

Subscribers

América Móvil surpassed the 150 million subscribers mark in the fourth quarter to end the year with 153.4 million subscribers, 23% more than a year before. We added 10 million subscribers in the quarter, which brought to 28.6 million our net additions for the full year 2007, of which 786 thousand clients were obtained through acquisitions (Puerto Rico and Jamaica). Together with 3.9 million fixed lines in Central America and the Caribbean, we had a total of 157.3 million lines at the end of 2007.

In Mexico we reached 50 million subs, having added 2.5 million subscribers in the fourth quarter, somewhat more than in the same period of last year. Our subscriber base increased 5.3% over the quarter and 15.8% relative to a year before. We obtained a total of 6.8 million new subscribers in 2007.

In Brazil, our net additions in the fourth quarter, 2.2 million, were 31.5% greater than in the fourth quarter of 2006 making it our strongest quarter ever. Net additions for the full year came in at 6.3 million, exceeding by 21.6% those registered the previous year. They accounted for 30% of the growth of the Brazilian market in 2007, which made us the leader in subscriber additions. At year-end, our subscriber base totaled 30.2 million, 26.6% over 2006.

Altogether, in Argentina, Paraguay and Uruguay we obtained 1.1 million clients in the fourth quarter, bringing to 3.7 million our net additions through December. In spite of the high penetration rate in Argentina, our net additions in that country matched those seen a year ago. Our combined subscriber base rose to 14.6 million and was up 34.4% in annual terms.

In Colombia, we added 1.1 million clients in the quarter and 2.8 million in the year. The quarter’s gains exceeded by 40.6% those of the fourth quarter of 2006. At the end of the year we had 22.3 million subscribers in Colombia, 14.4% more than a year before.

In Peru, where our subscriber base topped 5.5 million, our net subscriber additions came in at 639 thousand in the fourth quarter—47% more than a year before—bringing to 2.1 million the total for 2007. In Ecuador our subscriber base expanded by 340 thousand in the fourth quarter and by 1.3 million in the year. In Chile it increased by 110 thousand and 300 thousand, respectively.

Subscribers as of December 2007

Thousands

			Total(1)

Country	Dec'07	Sep'07	Var.%	Dec'06	Var.%

Mexico	50,011	47,516	5.3%	43,190	15.8%
Brazil	30,228	27,981	8.0%	23,881	26.6%
Chile	2,672	2,562	4.3%	2,372	12.6%
Argentina, Paraguay and Uruguay	14,618	13,520	8.1%	10,875	34.4%
Colombia	22,335	21,257	5.1%	19,521	14.4%
Ecuador	6,936	6,596	5.2%	5,657	22.6%
Peru	5,455	4,815	13.3%	3,369	61.9%
Central America	8,157	7,345	11.1%	5,875	38.8%
Caribe	3,496	3,000	16.5%	2,140	63.3%
USA	9,514	8,803	8.1%	7,896	20.5%

Total Wireless	153,422	143,394	7.0%	124,777	23.0%

Central America	2,197	2,114	3.96%	2,160	1.7%
Caribe	1,669	1,688	-1.2%	1,753	-4.8%

Total Fixed	3,866	3,802	1.7%	2,894	33.6%

Total Lines	157,287	147,196	6.9%	127,671	23.2%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated. Total wireless historical data does not include recent acquisitions.

In Central America we obtained 812 thousand subscribers in the quarter, 30% more than in the previous year, which brought to 8.2 million our combined subscriber base in the region.

Tracfone, in the U.S., added 1.6 million clients in the year—711 thousand in the fourth quarter—to close December with 9.5 million subscribers, 20.5% more than a year before.

América Móvil

The trend towards EBITDA margin expansion begun in several operations in 2006 as subscriber acquisition costs fell in relation to revenues continued in 2007, with substantially all of them registering increases in margins. Service revenue growth was strong, even in the face of important price declines in several markets.

Revenues totaled 312 billion pesos in 2007. They were up 28.2% year-on-year, with service revenues increasing by 31.4% . In the fourth quarter revenues came in at 85.2 billion pesos, on the back of a 28.5% expansion of service revenues. Most of our subsidiaries exhibited double-digit service revenue growth year-on-year in local currency in spite of the important price reductions seen in most markets.

As prices came down, traffic went up. The increase in fourth quarter minutes of use per subscriber relative to a year before hovered around 15% in Brazil, Colombia, Ecuador and the U.S. In Mexico, the increase in MOUs was even larger: they jumped 35.2% year-on-year.

America Movil's Income Statement (in accordance with Mexican GAAP)
Millions of constant Mex$

	4Q07	4Q06	Var.%	Jan - Dec 07	Jan - Dec 06	Var.%

Service Revenues	70,672	55,008	28.5%	266,336	202,731	31.4%
Equipment Revenues	14,536	12,700	14.5%	45,244	40,274	12.3%

Total Revenues	85,209	67,708	25.8%	311,580	243,005	28.2%

Cost of Service	16,860	12,111	39.2%	62,394	46,085	35.4%
Cost of Equipment	20,902	19,434	7.6%	69,980	64,711	8.1%
Selling, General & Administrative Expenses	14,601	10,568	38.2%	52,434	42,683	22.8%

Total Costs and Expenses	52,362	42,113	24.3%	184,808	153,479	20.4%

EBITDA	32,846	25,594	28.3%	126,772	89,525	41.6%
% of Total Revenues	38.5%	37.8%		40.7%	36.8%

Depreciation & Amortization	11,506	7,726	48.9%	40,818	28,149	45.0%

EBIT	21,341	17,869	19.4%	85,953	61,377	40.0%
% of Total Revenues	25.0%	26.4%		27.6%	25.3%

Net Interest Expense	1,122	1,764	-36.4%	4,737	4,788	-1.1%
Other Financial Expenses	1,700	221	n.m.	3,153	1,409	123.8%
Foreign Exchange Loss	-431	-653	33.9%	-2,463	-2,321	-6.1%
Monetary Result	-1,543	-1,809	14.7%	-5,038	-3,848	-30.9%

Comprehensive Financing Cost (Income)	848	-477	277.8%	387	28	n.m.

Other Income and Expenses	1,835	1,442	27.3%	4,472	-141	n.m.
Income & Deferred Taxes	2,804	6,241	-55.1%	22,454	17,018	31.9%

Net Income before Minority Interest and Equity	15,853	10,663	48.7%	58,640	44,472	31.9%
Participation in Results of Affiliates
minus
Equity Participation in Results of Affiliates	12	-6	301.1%	58	38	52.5%
Minority Interest	-4	-42	89.9%	-110	-88	-25.5%

Net Income	15,860	10,614	49.4%	58,588	44,422	31.9%

*n.m. = not meaningful

Balance Sheet (in accordance with Mexican GAAP)*

América Móvil Consolidated
Millions of Constant Mex$

	Dec'07	Dec'06	Var.%		Dec'07	Dec'06	Var.%

Current Assets				Current Liabilities
Cash & Securities	12,022	45,102	-73.3%	Short Term Debt**	19,953	26,214	-23.9%
Accounts Receivable	44,756	42,427	5.5%	Accounts Payable	71,794	63,668	12.8%
Other Current Assets	4,488	5,200	-13.7%	Other Current Liabilities	23,214	36,375	-36.2%

Inventories	21,060	20,069	4.9%		114,960	126,256	-8.9%

	82,327	112,798	-27.0%

Long-Term Assets
Plant & Equipment	167,084	143,090	16.8%
Investments in Affiliates	590	581	1.5%	Long-Term Liabilities
				Long Term Debt	84,799	89,038	-4.8%
Deferred Assets				Other Liabilities	22,504	3,684	510.8%

Goodwill (Net)	44,725	26,708	67.5%		107,303	92,722	15.7%
Brands, Patents & Licenses	42,165	40,839	3.2%
Deferred Assets	12,231	8,709	40.4%
				Shareholder's Equity	126,858	113,747	11.5%

Total Assets	349,121	332,725	4.9%	Total Liabilities and Equity	349,121	332,725	4.9%

* This presentation conforms with that of América Móvil's audited financial statements
** Includes current portion of Long Term Debt

EBITDA ended the year at 127 billion pesos, having risen by 41.6% from the previous year. In the fourth quarter our EBITDA came in at 32.8 billion pesos, up 28.3% in relation to the same period a year before, and was equivalent to 38.5% of revenues.

The EBITDA margin for the full year, at 40.7% of total revenues, was almost four percentage points higher than in 2006 in spite of the rapid pace of subscriber growth in several markets. Three of our operations—Claro in Brazil, Comcel in Colombia and CTI in Argentina, Uruguay and Paraguay—saw their margins improve by 12 to 14 percentage points in the year.

Depreciation and amortization charges increased in relation to revenues, from 11.5% in 2006 to 13.1% in 2007, on account of both greater levels of investment and faster depreciation of TDMA—and even GSM—equipment. In the fourth quarter these charges represented 13.5% of revenues, down from 15.6% in the third quarter.

Our operating profit for the year came in at 86 billion pesos, of which 21.3 billion were obtained in the fourth quarter. It was 40% higher than the one registered the previous year and represented 27.6% of revenues.

We had a comprehensive financing cost of 387 million pesos, as our foreign exchange gains and the monetary adjustments from the inflationary gain obtained by our net debt position helped to almost fully compensate our net interest expense and other financial charges. The latter include the write-off of our US Commercial stock, which amounted to 1.3 billion pesos in the quarter. In the absence of this charge, we would have had a comprehensive financing income of 1.0 billion pesos.

We obtained a net profit of 58.6 billion pesos, which was up 31.9% in relation to 2006. In the fourth quarter our net profit, 15.9 billion pesos, was nearly 50% higher than that of a year before. The latter was equivalent to 45 peso cents per share and 84 dollar cents per ADR.

At the close of 2007 our net debt stood at 92.7 billion pesos, having increased by 22.6 billion pesos in the year. Notwithstanding the increase in net debt, at the end of the year our net debt to EBITDA (last twelve months) ratio was only 0.73 times, slightly lower than at the end of 2006.

The cash flow we generated throughout the year allowed us to finance our capital expenditures in the amount of 34.6 billion pesos; to pay the purchase price of our Puerto Rican and Jamaican operations, 25.3 billion; and to cover our share buybacks and dividend payments, which added up to 54.2 billion pesos, with limited reliance on debt financing. These outlays totaled 114.1 billion pesos.

Financial Debt of América Móvil

Millions of U.S. Dollars

	Dec-07	Dec-06

Peso Denominated Debt	2,962	3,725
Bonds and other securities	2,407	2,946
Banks and others	555	780
U.S. Dollar - denominated debt	5,518	5,793
Bonds and other securities	4,293	3,593
Banks and others	1,225	2,200
Debt denominated in other currencies	1,161	691
Bonds and other securities	488	469
Banks and others	672	222

Total Debt	9,640	10,209
Short term debt and current portion of long-term debt	1,836	2,322
Long-term debt	7,804	7,887

Mexico

Our Mexican subscriber base increased 5.3% in the last quarter to finish the year at 50 million, 15.8% more than a year before. Net subscriber additions in the fourth quarter, just under 2.5 million, came slightly ahead of those observed a year before, bringing the total subscriber gains for 2007 to 6.8 million. By year-end approximately two out of every three Mexicans had a wireless phone.

At 127 billion pesos, our Mexican revenues were 12.1% greater than those obtained in 2006 in constant peso terms, with service revenues expanding at roughly the same pace. The rate of growth of service revenues surpassed that of subscriber growth for the year.

Fourth quarter service revenues were up 9.9% year-on-year in constant peso terms, to 34 billion pesos. ARPU for that period was pulled down 5.0% in real terms from a year before by a decline in prices. Driven by Telcel’s commercial plans and promotions, Mexico’s average revenue per minute has come to be the lowest within the OECD countries except for the U.S. and, in the case of the prepaid segment, the lowest in the OECD block.

The reduction in Telcel’s prices was for the most part offset by the expansion in traffic it fostered, as MOUs jumped 35.2% in the period. (According to Merrill Lynch’s Global Wireless Matrix 3Q07, in the third quarter Mexico’s MOUs rose faster year-on-year than in any other of the 53 countries it covered).

EBITDA for the year came in at 67.7 billion pesos—up 17.1% year-on-year—of which 17.5 billion were obtained in the fourth quarter. The margin observed in 2007, 53.3%, was 2.3 percentage points higher than that of the previous year.

We are ready to launch 3G services in Mexico this month. The initial phase will cover 13 cities with approximately 47 million pops. Our new UMTS network will allow us to expand the array of services and products we offer our subscribers. Noteworthy amongst these will be our new wireless broadband accesses. The new UMTS network will also provide us with additional voice capacity that will strengthen overall our Mexican operation.

INCOME STATEMENT

Mexico
Millions of Constant Mex$

	4Q07	4Q06	Var.%	Jan - Dec 07	Jan - Dec 06	Var.%

Revenues	34,025	31,347	8.5%	127,027	113,295	12.1%

EBITDA	17,525	16,457	6.5%	67,691	57,791	17.1%
%	51.5%	52.5%		53.3%	51.0%

EBIT	15,493	14,466	7.1%	59,617	50,176	18.8%
%	45.5%	46.1%		46.9%	44.3%

Mexico´s Operating Data

	4Q07	4Q06	Var.%

Wireless Subscribers (thousands)	50,011	43,190	15.8%
Postpaid	3,682	3,064	20.2%
Prepaid	46,329	40,126	15.5%
MOU	165	122	35.2%
ARPU (Constant Mex$)	183	193	-5.0%
Churn (%)	3.6%	3.5%	0.1

Argentina, Paraguay and Uruguay

Our combined operations in Argentina, Paraguay and Uruguay added 1.1 million clients in the fourth quarter of the year, bringing to 3.7 the number of net additions for 2007. Our subscriber base climbed 34.4% in the year, to 14.6 million. Our postpaid subscriber base has been growing more rapidly than the prepaid one, both sequentially and annually. In the latter case, the postpaid base increased by 51.0%, compared to 32.6% for the prepaid subscribers.

Revenues came in at 1.7 billion Argentinean pesos in the fourth quarter, exceeding by 34.9% those registered a year before and bringing the figure for 2007 to 5.8 billion Argentinean pesos. With service revenues growing faster than our subscriber base, ARPU rose 3.1% on a quarterly basis and 1.0% as compared to the same period of last year. Fourth quarter data revenues rose 56% annually; data now represents over 29% of our service revenues in the region.

We generated 469 million Argentinean pesos in the fourth quarter, more than doubling the one registered in the fourth quarter of 2006. The year’s EBITDA, which totaled 1.6 billion Argentinean pesos, surpassed the previous year’s by 87.1%, on the back of strong service revenue growth and continued control over costs and expenses. The margin increased 8.1 percentage points from a year before, to 27.4% .

With our new 3G networks in CTI’s region, our clients will now be able to access broadband services and other data-intensive applications through our wireless platform.

INCOME STATEMENT

Argentina, Paraguay & Uruguay
Millions of ARP$ check

	4Q07	4Q06	Var.%	Jan - Dec 07	Jan - Dec 06	Var.%

Revenues	1,683	1,247	34.9%	5,812	4,419	31.5%

EBITDA	469	217	116.6%	1,594	852	87.1%
%	27.9%	17.4%		27.4%	19.3%

EBIT	356	144	147.7%	1,184	561	111.0%
%	21.1%	11.5%		20.4%	12.7%

Argentina, Paraguay & Uruguay Operating Data

	4Q07	4Q06	Var.%

Wireless Subscribers (thousands)	14,618	10,875	34.4%
Postpaid	1,642	1,087	51.0%
Prepaid	12,976	9,788	32.6%
MOU	131	135	-3.5%
ARPU (ARG$)	33	33	1.0%
Churn (%)	2.0%	1.6%	0.4

Brazil

Our subsidiary Claro led the Brazilian market in 2007 with a 30% share of net subscriber additions. We gained 6.3 million clients, of which 2.2 million were obtained in the fourth quarter—our best quarter ever—taking our subscriber base to 30.2 million clients at the end of December. Our postpaid subscriber base expanded nearly twice as fast in 2007 (44.7%) as our prepaid one.

At 2.9 billion reais, fourth quarter revenues rose 22.4% in relation to the same period of last year, and 12.8% over the quarter. Service revenues grew slightly faster, driving ARPU up 1.6% sequentially and 3.8% annually—even in the face of very strong subscriber growth—helped along by MOUs, which climbed 6.6% sequentially and 12.5% annually. 2007 revenues totaled 10.0 billion reais, 19.3% more than a year before, with service revenues rising 23.1% .

We generated 675 million reais of EBITDA in the quarter, more than doubling the figure registered in the same period of last year. The total for the year was 2.5 billion reais, 2.4 times what we obtained in 2006, driven by strong revenue growth and by a very important margin expansion: 12.3 percentage points in the year, which brought the margin for 2007 to 25.0% of total revenues.

It is important to note that, as we do in all of our operations, Claro’s handset subsidies are expensed upfront. Our EBITDA margin is therefore net of handset subsidies, which have been fully accounted for. In addition, it is important to note that we do not have non-wireless revenue streams in Claro.

Through Claro we were the first carrier to offer 3G services in Brazil. In the first phase, the new services will cover 37 cities. We will continue to expand our 3G offerings throughout the country.

INCOME STATEMENT
Brazil
Millions of R$

	4Q07	4Q06	Var.%	Jan - Dec 07	Jan - Dec 06	Var.%

Revenues	2,864	2,339	22.4%	9,988	8,374	19.3%

EBITDA	675	300	125.0%	2,501	1,067	134.5%
%	23.6%	12.8%		25.0%	12.7%

EBIT	-20	-120	83.6%	326	-558	158.5%
%	-0.7%	-5.1%		3.3%	-6.7%

Brazil´s Operating Data

	4Q07	4Q06	Var.%

Wireless Subscribers (thousands)	30,228	23,881	26.6%
Postpaid	5,752	3,974	44.7%
Prepaid	24,476	19,907	23.0%
MOU	85	75	12.5%
ARPU (R$)	28	27	3.8%
Churn (%)	2.0%	3.3%	(1.3)

Chile

Our subscriber base in Chile increased 12.6% year-over-year to reach 2.7 million subscribers. We added 300 thousand clients in the year, 110 thousand of them in the fourth quarter.

We obtained 260.1 billion Chilean pesos in revenues during 2007, 35.1% more than a year before. Service revenue growth outpaced subscriber growth in the period pushing ARPU up 5.1% . We registered an EBITDA loss that represents 10% of our 2007 revenues, which partly reflects the write-off of uncollected receivables.

We took the lead in introducing 3G services in the country. By year-end, we covered over 41% of the Chilean population with our UMTS network. We are now providing wireless broadband accesses and are offering other new services and applications. Claro will keep expanding the coverage of its 3G network.

INCOME STATEMENT

Chile
Millions of Ch$

	4Q07	4Q06	Var.%	Jan - Dec 07	Jan - Dec 06	Var.%

Revenues	66,384	61,102	8.6%	260,123	192,566	35.1%

EBITDA	-8,849	-7,960	-11.2%	-25,949	10,647	-343.7%
%	-13.3%	-13.0%		-10.0%	5.5%

EBIT	-16,248	-14,690	-10.6%	-54,841	-16,314	-236.2%
%	-24.5%	-24.0%		-21.1%	-8.5%

Chile´s Operating Data

	4Q07	4Q06	Var.%

Wireless Subscribers (thousands)	2,672	2,372	12.6%
Postpaid	395	474	-16.7%
Prepaid	2,277	1,898	20.0%
MOU	123	141	-12.8%
ARPU (Chilean$)	7,138	6,790	5.1%
Churn (%)	4.9%	2.1%	2.7

Colombia

In 2007, our Colombian operations added 2.8 million subscribers, 40% of them in the fourth quarter. Our subscriber base expanded 14.4% in the year, to 22.3 million clients.

Service revenues grew by 20.8% in 2007, more rapidly than the subscriber base, with revenues totaling 5.5 trillion Colombian pesos. Revenues in the fourth quarter, 1.4 trillion Colombian pesos, were up 11.9% annually. The quarter’s ARPU remained relatively stable from a year before supported by a 12.5% increase in MOUs that offset, for the most part, the 13.4% reduction in its average price per minute of voice.

EBITDA rose 68.2% in 2007 to 2.7 trillion Colombian pesos as the EBITDA margin jumped by 13.8 percentage points, to 48.8% . In the fourth quarter EBITDA reached 689 billion Colombian pesos and was equivalent to 48.1% of revenues.

INCOME STATEMENT

Colombia
Billions of COP$

	4Q07	4Q06	Var.%	Jan - Dec 07	Jan - Dec 06	Var.%

Revenues	1,434	1,281	11.9%	5,507	4,573	20.4%

EBITDA	689	531	29.7%	2,689	1,598	68.2%
%	48.1%	41.5%		48.8%	35.0%

EBIT	373	389	-4.0%	1,479	1,037	42.7%
%	26.0%	30.4%		26.9%	22.7%

Colombia´s Operating Data

	4Q07	4Q06	Var.%

Wireless Subscribers (thousands)	22,335	19,521	14.4%
Postpaid	3,246	2,892	12.2%
Prepaid	19,088	16,629	14.8%
MOU	131	116	12.5%
ARPU (COP$)	19,175	19,546	-1.9%
Churn (%)	2.4%	2.2%	0.2

Ecuador

After adding 340 thousand clients in the last quarter and 1.3 million in the full year, we ended 2007 with close to 7 million subscribers, 22.6% more than we had a year before. The postpaid base grew more rapidly than the prepaid base in the period.

2007 revenues reached 872 million dollars, having risen 21.4% in the year. Fourth quarter revenues were up 8.8% relative to the previous quarter and 15.3% annually, to 231 million. Our average price per minute of voice plummeted by 20% in that period, helping drive a 13.9% increase in traffic per subscriber that was not strong enough to stem a decline in ARPU.

EBITDA amounted to 360 million dollars, 90 million of which were obtained in the last quarter of the year. The year’s EBITDA was up 45.1% relative to 2006 as the costs of growth, particularly subscriber acquisition costs, became smaller in relation to the revenue base.

The Ecuadorian Ministry of Communications (Senatel) after conducting a verification process, accepted our explanation regarding the technical failure of certain equipment in September that led to a congestion of the network. It therefore has cancelled the process that could have led to the revocation of the license under which we provide wireless services in Ecuador. The license expires in August 2008 and has yet to be renewed by the Ecuadorian Government.

INCOME STATEMENT

Ecuador
Millions of US$

	4Q07	4Q06	Var.%	Jan - Dec 07	Jan - Dec 06	Var.%

Revenues	231	201	15.3%	872	718	21.4%

EBITDA	90	85	5.7%	360	248	45.1%
%	39.0%	42.5%		41.3%	34.6%

EBIT	68	64	7.4%	269	174	54.4%
%	29.6%	31.8%		30.8%	24.2%

Ecuador´s Operating Data

	4Q07	4Q06	Var.%

Wireless Subscribers (thousands)	6,936	5,657	22.6%
Postpaid	773	608	27.2%
Prepaid	6,163	5,049	22.1%
MOU	69	61	13.9%
ARPU (US$)	9	10	-10.3%
Churn (%)	2.8%	3.4%	(0.60)

Peru

Peru continued to outpace all our other operations in terms of subscriber growth. Its subscriber base expanded 61.9% in the year, to 5.5 million subs, which entailed 2.1 million net additions, 639 thousand of them in the fourth quarter.

In 2007, revenues totaled 1.8 billion soles, a 34.3% increase over the previous year, with fourth quarter revenues coming in at 506 million soles. The quarter’s ARPU came down mostly as a consequence of the rapid pace of subscriber growth.

EBITDA for the year came in at 571 million soles—equivalent to 31.8% of revenues—as it increased 22.0% over the year. In the last quarter we registered 141 million soles of EBITDA, with a margin of 27.8% . The decrease in the EBITDA margin relative to the same period of 2006 is also reflective of the rapid pace of subscriber growth.

INCOME STATEMENT

Peru
Millions of Soles

	4Q07	4Q06	Var.%	Jan - Dec 07	Jan - Dec 06	Var.%

Revenues	506	405	25.0%	1,794	1,336	34.3%

EBITDA	141	155	-9.3%	571	468	22.0%
%	27.8%	38.3%		31.8%	35.0%

EBIT	100	95	6.2%	384	260	47.7%
%	19.8%	23.3%		21.4%	19.5%

Peru´s Operating Data

	4Q07	4Q06	Var.%

Wireless Subscribers (thousands)	5,455	3,369	61.9%
Postpaid	521	315	65.5%
Prepaid	4,933	3,054	61.6%
MOU	73	71	1.6%
ARPU (Sol)	26	35	-25.9%
Churn (%)	2.5%	2.4%	0.02

Central America

Our wireless subscriber base in the region, comprising our operations in Guatemala, Honduras, Nicaragua and El Salvador, grew 38.8% year-on-year after adding 2.3 million clients in the period, including 812 thousand subscribers obtained in the last quarter.

Consolidated revenues for the year were 1.5 billion dollars, of which 383 million were generated in the last quarter. EBITDA amounted to 746 million dollars, slightly exceeding the previous year’s figure. The EBITDA margin came in at 49.9% in the year, one percentage point higher than a year before.

INCOME STATEMENT

Central America Consolidated
Millions of US$

	4T07	4T06	Var. %	Jan - Dec 07	Jan - Dec 06	Var. %

Revenues	383	389	-1.6%	1,495	1,490	0.4%

EBITDA	177	176	0.6%	746	729	2.3%
%	46.3%	45.3%		49.9%	48.9%

EBIT	104	113	-7.5%	473	485	-2.5%
%	27.3%	29.0%		31.6%	32.6%

Central America´s Operating Data

	4Q07	4Q06	Var.%

Wireless Subscribers (thousands)	8,157	5,875	38.8%
Postpaid	413	358	15.4%
Prepaid	7,743	5,517	40.4%
Fixed Lines (thousands)	2,128	2,160	-1.5%

Total Lines (Wireless + Fixed, 000's)	10,284	8,035	28.0%
MOU(2)	138	141	-2.3%
ARPU (US$)	7	9	-18.5%
Churn (%) (2)	1.6%	0.8%	0.8

Caribbean

We finished December with 3.5 million wireless subscribers in the Caribbean, having added in the last quarter 274 thousand subscribers in the Dominican Republic and Puerto Rico and 222 thousand clients in Jamaica through the acquisition of our operation in that country.

Fourth quarter revenues amounted to 544 million dollars, bringing the year’s total to 2.2 billion dollars of which only 1.9 billion dollars were consolidated in América Móvil. 2007 EBITDA totaled 861 million dollars (only 508 million dollars appear in our consolidated figures), with 218 million coming through in the fourth quarter. Their combined EBITDA margin was stable at 39.7% .

INCOME STATEMENT

The Caribbean
Millions of US$

	4Q07	4Q06	Var. %	Jan - Dec 07	Jan - Dec 06	Var. %

Revenues	544	543	0.1%	2,170	2,180	-0.5%

EBITDA	218	208	4.7%	861	858	0.4%
%	40.1%	38.4%		39.7%	39.3%

EBIT	129	114	13.8%	508	491	3.5%
%	23.8%	20.9%		23.4%	22.5%

The Caribbean´s Operating Data

4Q07

Wireless Subscribers (thousands)	3,274
Postpaid	792
Prepaid	2,482
Fixed Lines (thousands)	1,669

Total Lines (Wireless + Fixed, 000's)	4,943
MOU(2)	303
ARPU (US$)	19
Churn (%) (2)	3.2%

United States

Tracfone added 711 thousand subscribers in the fourth quarter and 1.6 million in the year to finish 2007 with 9.5 million subscribers, 20.5% more than a year before. The net adds in the fourth quarter exceeded by 6.9% those obtained in the same period of 2006.

Revenues for the full year rose 7.7% annually, to 1.4 billion dollars, with service revenues increasing at a 10.9% pace. In the fourth quarter, Tracfone generated 363 million dollars in revenues, 9.3% more than in the same period of last year. Whereas the quarter’s ARPU was down 12.1% year-on-year, the cost of airtime fell as well.

EBITDA for the year reached 159 million dollars, expanding 80.2% annually on the back of rising revenues and lower costs. It climbed 4.5 percentage points in the year, to 11.3% of revenues.

INCOME STATEMENT

United States
Millions of US$

	4Q07	4Q06	Var.%	Jan - Dec 07	Jan - Dec 06	Var.%

Revenues	363	332	9.3%	1,401	1,301	7.7%

EBITDA	16	22	-29.6%	159	88	80.2%
%	4.3%	6.7%		11.3%	6.8%

EBIT	8	17	-51.2%	135	67	99.9%
%	2.2%	5.0%		9.6%	5.2%

United States Operating Data

	4Q07	4Q06	Var.%

Wireless Subscribers (thousands)	9,514	7,896	20.5%
MOU	76	66	16.3%
ARPU (US$)	12	13	-12.1%
Churn (%)	3.6%	5.5%	(1.8)

Exchange Rates

	4T07	4T06	Var.%	Jan - Dec 07	Jan - Dec 06	Var.%

México
EoP	10.87	10.88	-0.1%	10.87	10.88	-0.1%
Average	10.84	10.88	-0.4%	10.95	10.92	0.3%

Brasil
EoP	1.77	2.14	-17.2%	1.77	2.14	-17.2%
Average	1.77	2.15	-17.8%	1.93	2.17	-11.0%

Argentina
EoP	3.15	3.06	2.8%	3.15	3.06	2.8%
Average	3.15	3.07	2.4%	3.12	3.08	1.3%

Chile
EoP	497	532	-6.7%	497	532	-6.7%
Average	498	528	-5.6%	521	530	-1.6%

Colombia
EoP	2,015	2,239	-10.0%	2,015	2239	-10.0%
Average	2,025	2,285	-11.4%	2,073	2,364	-12.3%

Guatemala
EoP	7.63	7.60	0.5%	7.63	7.60	0.5%
Average	7.67	7.62	0.7%	7.69	7.61	1.1%

Honduras
EoP	19.03	19.03	0.0%	19.03	19.03	0.0%
Average	19.03	19.03	0.0%	19.03	19.03	0.0%

Nicaragua
EoP	18.90	18.00	5.0%	18.90	18.00	5.0%
Average	18.83	17.93	5.0%	18.83	17.93	5.0%

Perú
EoP	3.00	3.20	-6.3%	3.00	3.20	-6.3%
Average	3.00	3.21	-6.7%	3.00	3.21	-6.7%

Paraguay
EoP	4,850	5,170	-6.2%	4,850	5170	-6.2%
Average	4,817	5,317	-9.4%	5,038	5,640	-10.7%

Uruguay
EoP	21.55	24.47	-11.9%	21.55	24.47	-11.9%
Average	21.84	24.23	-9.9%	23.39	23.39	0.0%

Dominicana
EoP	34.37	33.39	2.9%	34.37	33.39	2.9%
Average	33.93	33.54	1.2%	33.28	33.27	0.0%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 06, 2008

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos García Moreno
Name: Title:	Carlos García Moreno Chief Financial Officer